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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 14A

                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


Filed by the registrant [ ]
Filed by a party other than the registrant [X]

Check the appropriate box:
[ ]   Preliminary proxy statement          [ ]   Confidential, for use of the
                                                Commission only (as permitted by
                                                Rule 14a-6(e)(2))
[ ]  Definitive proxy statement
[ ]  Definitive additional materials
[X]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12



                              DEL WEBB CORPORATION
                (Name of Registrant as Specified In Its Charter)

                               J.F. SHEA CO., INC.
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]  No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


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J.F. Shea Co., Inc., whose principal address is 655 Brea Canyon Road, Walnut,
California 91789 (telephone 909-594-9500) ("Shea"), is filing this Schedule 14A with respect to certain press releases issued by it and relating to Del Webb Corporation ("Del Webb"). The press releases describe Shea's interest in pursuing a negotiated transaction to acquire all of the outstanding common stock of Del Webb at a price of $30.00 per share, subject to limited confirmatory due diligence. Del Webb has refused to negotiate any transaction, and Shea has expressed no interest in pursuing a transaction other than on a negotiated basis. The press releases are neither an offer to purchase nor a solicitation of an offer to sell securities or solicitation of any proxy authority. Shea's only other interest is as a holder of 62,100 shares of Del Webb's common stock.

Unless and until Del Webb agrees to negotiate a transaction, Shea does not intend to furnish forms of proxy, consent or authorization to security holders. If Shea determines to do so, it will, before or at the same time, file a definitive proxy statement and other relevant documents with the Commission, which could then be obtained free of charge at the Commission's web site (www.sec.gov). Security holders are urged to read the proxy statement, which will contain important information, if and when it is filed with the Commission.



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Walnut, California, September 26 -- J.F. Shea Co., Inc., today confirmed its continued interest in acquiring all of the outstanding common stock of Del Webb for $30.00 per share, subject to limited confirmatory due diligence.

J.F. Shea's Chairman, John F. Shea, said "We approached Del Webb several months ago in an effort to negotiate a transaction that would benefit the shareholders, employees and customers of both companies. However, we have been unable to engage Del Webb in meaningful negotiations."

"J.F. Shea Co. remains interested in pursuing a negotiated transaction supported by Del Webb's Board of Directors that will maximize the ability of the two companies to work cooperatively following a combination. Both Del Webb and J.F. Shea have long and proud traditions, and we believe that by working together we can do an even better job for our customers, employees and shareholders," Shea stated.

Shea confirmed that J.F. Shea Co. is confident of its ability to finance the acquisition and that any negotiated transaction would not be subject to a financing condition. "As we have already advised Del Webb, J.F. Shea's own internal resources, together with financing from major financial institutions with whom we have had long term relationships, enable us to complete this transaction promptly on terms that would put Del Webb in a much stronger financial position for the future," Shea stated.

With regard to J.F. Shea's ability to elect its nominees under the antitrust laws, Shea stated "There are no legal obstacles to the election of our slate or to our acquisition of Del Webb under the antitrust laws. J.F. Shea Co., Inc. has not and would not violate the law by acquiring Del Webb or by electing our nominees to Del Webb's Board in order to promote an acquisition."

Shea stated "We remain hopeful that Del Webb's management and Board of Directors will meet with us to discuss mutually beneficial ways in which we can combine our companies. We stand by our offer and continue to be interested in good faith negotiations with the company," Shea added.

J.F. Shea Co., Inc. together with its affiliates and subsidiaries, is one of the nations largest builders and developers of master planned communities, homes, apartments, offices, industrial parks and neighborhood and community shopping centers and also operates as a civil infrastructure contractor and venture capital investor. The company is privately owned and has been in business for over 120 years. Further information may be obtained by visiting J.F. Shea's website at www.jfshea.com.

Contacts:

Bruce Varker, (909) 598-1841
J.F. Shea Co.

Daniel H. Burch (212) 929-5748
MacKenzie Partners, Inc.
                                      * * *


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WALNUT, California--October 9, 2000--J.F. Shea Co., Inc, announced today that in light of Pacific Partners, LLC's filing of preliminary proxy materials, Shea will not file proxy materials in connection with its previously nominated slate of directors for Del Webb Corp. (NYSE: WBB). Shea determined that the existence of two competing alternatives to Webb's director slate would diminish Webb shareholders' opportunity to elect a slate of directors committed to enhancing shareholder value.

Shea also reconfirmed its interest in acquiring all of the outstanding common stock of Del Webb for $30.00 per share, subject to limited confirmatory due diligence. J.F. Shea's chairman, John F. Shea, stated, "We stand by our offer and we believe that shareholders should be given the opportunity to consider it. A negotiated transaction between Shea and Del Webb will benefit the shareholders, employees and customers of both companies. Shea will submit additional information to Del Webb's board of directors this week regarding our financing, the limited scope of our confirmatory due diligence and other materials that we believe the board may find helpful in evaluating our offer."

Mr. Shea continued, "Pacific Partners has filed their proxy materials and has publicly stated their intention to pursue a proxy contest. We believe that it is counter productive to continue parallel proxy contests. We have every confidence that Pacific Partners will aggressively pursue a course of action that will benefit the shareholders of Del Webb. We intend to support their slate by voting our shares of Del Webb for the Pacific Partners' nominees at Del Webb's Annual Shareholders Meeting, currently scheduled for Thursday November 2, 2000 in Indian Wells, California."

J.F. Shea Co., Inc. together with its affiliates and subsidiaries is one of the nation's largest builders and developers of master planned communities, homes, apartments, offices, industrial parks and neighborhood and community shopping centers and also operates as a civil infrastructure contractor and venture capital investor. The company is privately owned and has been in business for over 120 years. Further information may be obtained by visiting J.F. Shea's website at www.jfshea.com.

CONTACT:   J.F. Shea Co., Walnut, CA
           Bruce Varker, 909/598-1841
                  - or -
           MacKenzie Partners, Inc., New York
           Daniel H. Burch, 212/929-5748





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                                                                    NEWS RELEASE


CONTACTS:
Bruce Varker
J.F. Shea Co., Inc.
909/598-1841
or
Daniel H. Burch
MacKenzie Partners, Inc.
212/929-5748

FOR IMMEDIATE RELEASE:


                     J.F. SHEA CO. SENDS LETTER TO DEL WEBB

WALNUT, CA, October 24, 2000 - J.F. Shea Co. today announced that it sent a letter to Philip J. Dion, the Chairman of the Board of Directors of Del Webb Corporation (NYSE: WBB)

In the letter dated October 23, Shea questioned the Del Webb Board's interest in pursuing constructive talks and called on Del Webb to drop its delaying tactics and enter into serious discussions, including limited confirmatory due diligence, with respect to Shea's publicly disclosed offer to acquire Del Webb for $30 cash per share.

As previously announced, Del Webb has scheduled its Annual Meeting for November 2, 2000. At the meeting, Pacific Partners, LLC has nominated two independent directors in opposition to two of the three management directors standing for election. J.F. Shea intends to vote its shares for the election of the two Pacific Partners nominees.

J.F. Shea Co., Inc. together with its affiliates and subsidiaries is one of the nation's largest builders and developers of master planned communities, homes, apartments, offices, industrial parks and neighborhood and community shopping centers and also operates as a civil infrastructure contractor and venture capital investor. The company is privately owned and has been in business for over 120 years. Shea's growth has been both internal and through acquisitions, including the 1997 acquisition of Mission Viejo Company and the 1998 acquisition of UDC Homes, Inc. with a combined transaction value of approximately $940 million. Further information may be obtained by visiting J.F. Shea's website at www.jfshea.com.


                                    - more -




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J.F. Shea Co. letter to Del Webb
October 24, 2000
Page Two


A copy of Shea's letter to Del Webb follows:


                            [John F. Shea Letterhead]
October 23, 2000

Mr. Philip J. Dion
Del Webb Corp.
6001 North 24th Street
Phoenix, AZ  85016

Dear Mr. Dion:

We have received your letter dated October 18, 2000 and are puzzled by its tone and content. Your statements in recently filed proxy materials and in the press imply that a constructive dialogue is taking place between Del Webb and J.F. Shea Co. This is in fact not the case, as you are well aware. Your approach and repeated delays appear more intent on impeding the process of bringing our $30 offer to your shareholders. It is time to drop the smokescreen.

We have publicly confirmed our offer to pay $30 per share for all of the outstanding common stock of Del Webb Corp, subject to limited confirmatory due diligence.

At our September 20, 2000 meeting, Phil, you said that there was "no doubt" about our ability to finance this transaction. You were right. Nothing has changed since then. Although we are a private, family-owned company, we provided, at your request, documentation of financial capacity to consummate this business combination. Financing is simply not an issue and your continuing requests for more information will not change that fact.

We have provided the board with a list of only eight information items we require to complete our limited due diligence. If given an opportunity, we will complete this due diligence promptly. Our request is customary and should not present any concern in the context of a constructive process. As for your concerns about confidentiality, we sent you a signed confidentiality agreement several weeks ago and are still awaiting a response.


                                    - more -


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J.F. Shea Co. letter to Del Webb
October 24, 2000
Page Three


We have stated as clearly as we can - we are willing to pay $30 per share for Del Webb. Our offer represents a 55% premium over your stock price prior to Pacific Partners' first public announcement of its stock position and intentions. We remain committed to pursuing a mutually beneficial business combination of our companies. We stand ready to make our financial advisors available for any constructive dialogue with your advisors. In fact, we have instructed our advisors to call and arrange a meeting first thing on Wednesday morning, October 25. Further, I respectfully request the board to hear our proposal in person, grant us access to limited confirmatory due diligence and give your shareholders the opportunity to avail themselves of our best offer.

Sincerely,

/signature/

John F. Shea

cc:  Board of Directors
     Robertson C. Jones
     Frank M. Placenti




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                                                                    NEWS RELEASE

CONTACTS:
Bruce Varker
J.F. Shea Co., Inc.
909/598-1841
or
Daniel H. Burch
MacKenzie Partners, Inc.
212/929-5748

FOR IMMEDIATE RELEASE:



                   J.F. SHEA CO. ISSUES RESPONSE TO DEL WEBB;
                 SHEA MAKES CLEAR IT WILL WITHDRAW $30 PROPOSAL
                    IF PACIFIC PARTNERS SLATE IS NOT ELECTED

WALNUT, CA, October 25, 2000 - J.F. Shea Co. today announced that it has issued a response to the recent comments made by the management of Del Webb Corporation (NYSE: WBB) regarding Shea's ability to finance its proposed acquisition of Del Webb.

In a letter dated October 25, to the Board of Directors of Del Webb, Shea also made clear that if the slate of directors being nominated by Pacific Partners in opposition to two of management's nominees is not elected at the upcoming annual meeting of Del Webb, it intends to withdraw its offer to acquire Del Webb for $30 cash per share.

As previously announced, Del Webb has scheduled its Annual Meeting for Thursday, November 2, 2000. At the meeting, Pacific Partners, LLC has nominated two independent directors in opposition to two of the three management directors standing for election. J.F. Shea intends to vote its shares for the election of the two Pacific Partners nominees.

J.F. Shea Co., Inc. together with its affiliates and subsidiaries is one of the nation's largest builders and developers of master planned communities, homes, apartments, offices, industrial parks and neighborhood and community shopping centers and also operates as a civil infrastructure contractor and venture capital investor. The company is privately owned and has been in business for over 120 years. Shea's growth has been both internal and through acquisitions, including the 1997 acquisition of Mission Viejo Company and the 1998 acquisition of UDC Homes, Inc. with a combined transaction value of approximately $940 million. Further information may be obtained by visiting J.F. Shea's website at www.jfshea.com.


                                    - more -



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J.F. Shea Co. Response to Del Webb
October 25, 2000
Page Two

A copy of Shea's letter to Del Webb follows:

                            [John F. Shea Letterhead]
October 25, 2000

Board of Directors
Del Webb Corp.
6001 North 24th Street
Phoenix, AZ  85016


Gentlemen:

In response to continuing public comments by Del Webb management questioning J.
F. Shea Co., Inc.'s financial ability to consummate an acquisition of all of the outstanding Del Webb common stock for $30 per share, subject to limited confirmatory due diligence, the Shea group is committing that it will obtain or provide all of the necessary equity financing to complete this transaction. The Shea group has more than sufficient financial capacity and liquidity, outside of J.F. Shea Co., Inc., to ensure the combined company has the proper capital structure and the ability to undertake a highly attractive growth plan. Combined with our previously sent letter from Wells Fargo Bank stating their interest and ability to finance this transaction, we trust these facts finally lay this matter to rest.

Also, you have publicly questioned our request for due diligence. By its nature, limited confirmatory due diligence will overlap with some publicly available information. We are requesting access to documents that will confirm what you have disclosed publicly. We have done a substantial amount of financial modeling, analyses and structuring, and simply wish to validate the work we have performed. I take issue to Mr. Hanneman's comment that we have not done our "homework." We have spent a tremendous amount of time and resources analyzing this transaction, in preparation for a prompt consummation, if given the opportunity.

In addition, we believe the upcoming vote for the board of directors is a referendum on whether the Del Webb shareholders desire a review of strategic alternatives for the company, including consideration of any reasonable outside offers for the company, such as the one we have proposed. Accordingly, if the Del Webb shareholders do not elect the

                                    - more -

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J.F. Shea Co. Response to Del Webb
October 25, 2000
Page Three


Pacific Partners slate of directors, who have publicly stated they are in favor of analyzing strategic alternatives for enhancing shareholder value, we will interpret that action as a statement by the shareholders that they do not want to consider offers such as ours. Accordingly, if the Pacific Partners slate is not chosen, we reluctantly will withdraw our proposal. On the other hand, if Pacific Partners' slate is elected, we presume the board will recognize that action as a mandate and promptly commence discussions with us.

Finally, we note that the price of Del Webb stock prior to Pacific Partners' public announcement of its stock position was $19 3/8 and the stock price just prior to your public announcement of our offer was $22 3/8. We believe the principal reason the stock price is at its high level of today is due to our offer and the efforts undertaken by Pacific Partners.

We continue to urge your serious consideration of our offer.

Sincerely,

/signature/

John F. Shea

cc:  Board of Directors
     Robertson C. Jones
     Frank M. Placenti




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